NSAR ITEM 77C

Van Kampen American Capital Foreign Securities Fund


(a)	A Special Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Foreign Securities Fund (the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
	R. Craig Kennedy, Jack E. Nelson, Don G. Powell, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)	The following were voted on at the meeting:

	1)	Approval of New Investment Advisory Agreement in the event
                of a change of control of the Adviser.

                        For     86,305                      Against  0

	4)	For each VK Fund, to Ratify the Selection of KPMG Peat
                Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For     86,305                      Against  0